FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “Amendment”) is made and entered into as of February 24, 2010 (the “Effective Date”), by and among D Mobile, Inc., a Delaware corporation (the “Company”), Jonathan Serbin (“Serbin”), Geos Communications, Inc., a Washington corporation (“Parent”), and Duo Guo Acquisition, Inc. a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, the Company, Serbin, Parent and Merger Sub are parties to that certain Agreement and Plan of Merger, dated as of February 12, 2010 (the “Merger Agreement”); and

WHEREAS, the Parties desire to amend the Merger Agreement as provided herein;

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

A G R E E M E N T:

1. Amendment to Merger Agreement.

(a) A new Section 2.12 is hereby added to the Merger Agreement, which new Section 2.12 shall read in its entirety as follows:

Section 2.12 Cash Election Option.  Notwithstanding anything in this Agreement to the contrary:

(a) Within ten (10) days after the Closing (the “Cash Election Period”), each Securityholder can elect (the “Cash Election”) to receive $49.68 for each share of Parent Preferred Stock and each Parent Warrant to purchase a share of Parent Preferred Stock to be received by such Securityholder as Merger Consideration (the “Cash Election Price”); provided, however, that the Cash Election must be for all, and not less than all, of the shares of Parent Preferred Stock and Parent Warrants to be received by such Securityholder as Merger Consideration.  In order to exercise the Cash Election, a Securityholder must deliver a written notice of Cash Election to the Company in accordance with the provisions of Section 10.10 below within the Cash Election Period.  In the event of a Cash Election by a Securityholder: (i) Parent will deliver to such electing Securityholder a check in the amount of the Cash Election Price multiplied by the number of shares of Parent Preferred Stock and number of shares of Parent Preferred Stock underlying the Parent Warrants which such electing Securityholder would have received as Merger Consideration; (ii) Parent will not issue such electing Securityholder any of the shares of Parent Preferred Stock or Parent Warrants that such Securityholder would have received as Merger Consideration; it being agreed and understood that the Merger Consideration paid to such Securityholder shall be deemed to be the aggregate Cash Election Price paid to such Securityholder; and (iii) the Indemnification Holdback will automatically be reduced by the number of shares of Parent Preferred Stock and Parent Warrants with respect to which any holder has made a Cash Election.

(b) The Merger Consideration shall not be delivered to any Securityholder until the Cash Election Period has expired, and then only to Securityholders who have not elected the Cash Election.

(c) Serbin hereby agrees that he will not elect the Cash Election.

(b) Section 2.9(a) of the Merger Agreement is amended by adding the following phrase at the very beginning of such Section:  “Subject to the provisions of Section 2.12(a) below, . . . .”

(c) Section 8.2 of the Merger Agreement is amended to change the references to “subparagraph (e) and (f) of Section 8.1” with “subparagraph (d) and (e) of Section 8.1”.

(d) Section 7.3(g) of the Merger Agreement is amended to change the word “distraction”, which is the thirteenth word of that Section, to “discretion”.

(e) Section 9.1 of the Merger Agreement is amended to change the tenth word in the last sentence from “to” to “of”.

2. Miscellaneous.

(a) This Amendment shall be governed by, and construed and interpreted in accordance with, the laws of the state of Delaware.

(b) Paragraph headings are inserted herein for convenience only and do not form a part of this Amendment.

(c) Except as specifically provided herein, the Merger Agreement shall remain in full force and effect.

(d) This Amendment may be executed in two or more original, facsimile or electronic counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the Company, Serbin, Parent and Merger Sub have executed this Amendment as of the date first above written.

GEOS COMMUNICATIONS, INC.

By:	/s/ Andrew L. Berman
Andrew L. Berman, Chief Executive Officer

DOU GUO ACQUISITION, INC.

By:	/s/ Andrew L. Berman
Andrew L. Berman, Chief Executive Officer

D MOBILE, INC.

By:	/s/ Jonathan Serbin
Jonathan Serbin, Chief Executive Officer

By:	/s/ Jonathan Serbin
Jonathan Serbin